

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

September 30, 2009

Via U.S. mail and facsimile

Mr. Todd R. Moore
Executive Vice President, General Counsel and Secretary
NCI Building Systems, Inc.
10943 North Sam Houston Parkway West
Houston, TX 77064

>   **Re: NCI Building Systems, Inc.**
>   **Amendment No. 1 to Registration Statement on Form S-4**
>   **Filed September 23, 2009**
>   **File No. 333-161842**
>
>   **Amendment No. 1 to Schedule TO**
>   **Filed September 23, 2009**
>   **File No. 005-43166**

Dear Mr. Moore:

      We have reviewed your amended filings and your response and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. We note your response to comment four in our letter dated September 18, 2009. However, we disagree with your analysis that the exchange offer may be bifurcated into a private offering with respect to the notes subject to the lock-up agreement and a public offering with respect to the remaining notes. The exchange offer is a single offering for purposes of the registration requirements of the Securities Act, so to the extent the lock-ups represent an investment decision, the offering has commenced privately and must be completed privately. If you believe that an investment decision was not made at the time the note holders executed the lock-up agreements, please confirm to us that the exchange offer could not have been completed in a private transaction exempt from the registration requirements of the Securities Act. We note your representation that only accredited investors executed the lock-up agreements and that these holders represented less than 100% of the outstanding notes, and we

further note the disclosure in the registration statement that all holders of notes participating in the exchange offer will receive the same amount and form of consideration.

*   *   *   *

As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter that is filed on EDGAR with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

You may contact Andrew Schoeffler, Senior Staff Attorney, at (202) 551-3748 or the undersigned at (202) 551-3411 with any questions.

Sincerely,

Peggy Kim
Special Counsel
Office of Mergers &
Acquisitions

cc: Mr. Mark Gordon
        Mr. David K. Lam
        Wachtell, Lipton, Rosen & Katz
        51 West 52nd Street
        New York, NY 10019

        Mr. James H.M. Sprayregen
        Mr. Paul M. Basta
        Mr. Christopher J. Marcus
        Kirkland & Ellis LLP
        601 Lexington Avenue
        New York, NY 10022